TDH Holdings, Inc.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District,

Qingdao, Shandong Province, People’s Republic of China

September 19, 2017

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Anuja A. Majmudar, Attorney-Advisor
Karina Dorin, Attorney-Advisor

Re:	Request for Acceleration
TDH Holdings, Inc. - Registration Statement on Form F-1 (File No. 333-219896)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), TDH Holdings, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-1 (File No. 333-219896) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 9:00 A.M., Washington, D.C. time, on Thursday, September 21, 2017, or as soon thereafter as practicable.

Very truly yours,

TDH Holdings, Inc.

/s/ Cui Rongfeng
Name: Cui Rongfeng
Title: Chief Executive Officer